Registration Statement No.333-237342

Filed Pursuant to Rule 433

January 5, 2022

Pricing Term Sheet

Bank of Montreal

US$1,250,000,000

3.088% Subordinated Notes due 2037

(Non-Viability Contingent Capital (NVCC))

(Subordinated Indebtedness)

Issuer:	Bank of Montreal (the “Bank”)

Issue:	3.088% Subordinated Notes due 2037 (Non-Viability Contingent Capital (NVCC)) (the “Notes”)

Expected Ratings*:	BBB+ / Baa1 / A (S&P / Moody’s / Fitch)

Format:	SEC Registered

Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act (Canada) (the “Bank Act”) and, if the Bank becomes insolvent or is wound-up (prior to the occurrence of a Trigger Event (as defined below)), will rank pari passu with all other Subordinated Indebtedness (as defined in the Prospectus) of the Bank from time to time outstanding, except Indebtedness (as defined in the Prospectus) that by its terms is subordinated to such Subordinated Indebtedness.

The Notes will not constitute savings accounts, deposits or other obligations that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency or under the Canada Deposit Insurance Corporation Act (Canada), the Bank Act or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon the insolvency of the deposit taking financial institution.

Principal Amount:	US$1,250,000,000

Price to Public:	100.000%, plus accrued interest, if any, from January 10, 2022

Underwriting Commission:	0.450% per Note

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$1,244,375,000

Trade Date:	January 5, 2022

Issue Date:	January 10, 2022; (T+3)

Maturity Date:	January 10, 2037

Reset Date:	January 10, 2032

Interest Rate:

Subject to any redemption prior to the Maturity Date, the Notes will bear interest (i) from and including the Issue Date to, but excluding, the Reset Date, at a rate of 3.088% per annum and (ii) from and including the Reset Date to, but excluding, the Maturity Date at a rate per annum equal to the applicable 5- Year Treasury Rate plus 1.40%. For purposes of the foregoing:

“5-Year Treasury Rate” means the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities, for the five business days appearing (or, if fewer than five business days appear, such number of business days appearing) under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the calculation agent in its sole discretion. If no calculation is provided as described above, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the five-year treasury rate, will determine the 5-Year Treasury Rate in its sole discretion, provided that if the calculation agent determines there is an industry-accepted successor five-year treasury rate, then the calculation agent will use such successor rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may determine the business day convention, the definition of business day and the reset rate determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry accepted practices for such substitute or successor base rate.

The 5-Year Treasury Rate will be determined by the calculation agent on the third business day immediately preceding the Reset Date.

The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. In no event will the interest rate on the Notes be less than zero.

Interest Payment Dates:	Semi-annually on January 10 and July 10 of each year, beginning on July 10, 2022. Interest will accrue from January 10, 2022.

Benchmark Treasury:	1.375% UST due November 15, 2031

Benchmark Treasury Yield:	1.688%

Re-Offer Spread to Benchmark Treasury:	T + 140 basis points

Re-Offer Yield:	3.088%

Day Count / Business Day Convention:	30/360; following, unadjusted

NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event, each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof, and as of the start of business on the date on which the Trigger Event occurs, into a number of fully-paid, non-assessable and freely tradable common shares of the Bank (the “Common Shares”) determined by dividing (a) the product of the Multiplier and the Note Value, by (b) the Conversion Price (an “NVCC Automatic Conversion”). For the purposes of the foregoing:

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price, and (ii) the Current Market Price.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs, converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, the “Current Market Price” will be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of $5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment will be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price will be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.5.

“Note Value” means, in respect of each Note, the principal amount of such Note plus any accrued and unpaid interest on such Note to, but excluding, the date of the Trigger Event.

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined in the Prospectus) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg (or such other information service provider) that displays the relevant information.

Trigger Event:

Trigger Event has the meaning set out in the Office of the Superintendent of Financial Institutions Canada (“OSFI”), Guideline for Capital Adequacy Requirements (CAR), Chapter 2 – Definition of Capital, effective November 2018, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•  the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•  a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Optional Redemption:	The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions Canada (the “Superintendent”), redeem the Notes, in whole but not in part, (i) at any time within 90 days following a Regulatory Event Date (as defined in the Prospectus), (ii) at any time following the occurrence of a Tax Event (as defined in the Prospectus) or (iii) on the Reset Date, in each case at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to, but excluding, the date fixed for redemption.

Events of Default:	An event of default will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or if the Bank goes into liquidation either voluntarily or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank or otherwise acknowledges its insolvency. Neither the failure to make a payment on the Notes when due (including any interest payment) nor an NVCC Automatic Conversion upon the occurrence of a Trigger Event will constitute an Event of Default.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of Notes receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Prohibited Owners:	Upon an NVCC Automatic Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any Ineligible Person (as defined in the Prospectus) or any person who, by virtue of the operation of the NVCC Automatic Conversion, would become a Significant Shareholder (as defined in the Prospectus) through the acquisition of Common Shares.

Use of Proceeds:	The net proceeds will be contributed to the general funds of the Bank and will qualify as Tier 2 capital of the Bank for regulatory purposes.

Joint Book-Running Managers:	BMO Capital Markets Corp. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC BNP Paribas Securities Corp. HSBC Securities (USA) Inc.

Co-Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Desjardins Securities Inc.

J.P. Morgan Securities LLC

Mischler Financial Group, Inc.

National Bank of Canada Financial Inc.

Nomura Securities International, Inc.

Samuel A. Ramirez & Company, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Form and Denomination:	The Notes will be issued in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

CUSIP / ISIN:	06368D H72 / US06368DH723

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority (“FINRA”).

The Bank has filed a registration statement (File No. 333-237342) (including a base shelf prospectus dated April 20, 2020) and a preliminary prospectus supplement dated January 5, 2022 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.